SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549




                           FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the Period from January 1, 1993 to December 31, 1993


                   COMMISSION FILE NO. 1-4825



                   NORPAC HOURLY 401(k) PLAN


               __________________________________


                      WEYERHAEUSER COMPANY

                    A Washington Corporation



                    Tacoma, Washington 98477
                    Telephone:  206/924-2345

Financial Statements and Exhibits
- - - - - ----------------------------------
Item 4:   Plan  Financial Statements and Schedules  prepared
          in   accordance   with  the  financial   reporting
          requirements of ERISA.

          NORPAC Hourly 401(k) Plan statements of financial condition as of December 31, 1993 and 1992 and the related statement of changes in participants' equity for the year ended December 31, 1993 together with report of Independent Public Accountants.


Exhibits: Consent of Independent Public Accountants


Signatures
- - - - - ----------
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the NORPAC Hourly 401(k) Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                   NORPAC HOURLY 401(k) PLAN




                                    BY: /s/ S.R. Hill by Paula Stewart
                                        --------------------
                                        S. R. Hill
                                        Member
                                        Retirement Committee



     June 20, 1994
- - - - - ---------------------
        Date

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 17, 1994, on the financial statements of the NORPAC Hourly 401(k) Plan, included in the NORPAC Hourly 401(k) Plan annual report on Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement File No. 33-25928 on Form S-8.





                                   ARTHUR ANDERSEN & CO.





Seattle, Washington,
June 20, 1994

                          NORPAC HOURLY 401(k) PLAN



















             Statements of Financial Condition as of
                   December 31, 1993 and 1992
             and the Related Statement of Changes in
    Participants' Equity for the Year Ended December 31, 1993
                     Together with Report of
                 Independent Public Accountants

                    NORPAC HOURLY 401(k) PLAN

            Report of Independent Public Accountants





To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of financial condition of the NORPAC Hourly 401(k) Plan as of December 31, 1993 and 1992, and the related statement of changes in participants' equity for the year ended December 31, 1993. These financial statements are the responsibility of the sponsoring
Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the NORPAC Hourly 401(k) Plan as of December 31, 1993 and 1992, and the changes in participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial condition and the statement of changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Arthur Andersen & Co.



Seattle, Washington,
June 17, 1994


- - - - - -1-

                          NORPAC HOURLY 401(k) PLAN

          Statements of Financial Condition, with Fund Information
                         December 31, 1993 and 1992


                                                            Fund Information
                                                -----------------------------------------
                                                                     December 31, 1993
                                                --------------------------------------------------------
                                                Weyerhaeuser
                                                    Company        Fixed
                                                     Common       Income          Equity
                                                   Stock Fund       Fund          Fund         Total
                                                --------------   --------        --------     -------
ASSETS

Investments:
  Weyerhaeuser Company common shares, at market
  (40,638 and 21,097 shares with a historic cost
  basis of $1,449,871 and $616,107 at respective
  dates)                                          $ 1,813,471  $         --   $        --   $ 1,813,471
  Group  annuity contracts, at  contract value             --     2,339,805            --     2,339,805
  Equity fund, at market (historic cost basis of
   $1,485,729 and $1,048,565 at respective dates)          --            --     1,867,890     1,867,890
                                                  -----------  ------------   -----------   -----------
                                                    1,813,471     2,339,805     1,867,890     6,021,166


Receivables:
  Participants'  and employer's contributions          44,873        29,562        29,078       103,513
  Interfund transfers in                                   --        32,007            --        32,007
  Accrued interest                                         --        15,179             8        15,187
Short-term investments                                      1       113,095            --       113,096
                                                  -----------   -----------   -----------   -----------
                                                  $ 1,858,345   $ 2,529,648   $ 1,896,976   $ 6,284,969
                                                  ===========   ===========   ===========   ===========

LIABILITIES AND PARTICIPANTS' EQUITY

Payables:
  Participant withdrawals                         $        --   $        --   $        --   $        --
  Interfund transfers out                               8,624            --        23,383        32,007
  Investments purchased                                 1,523            --            --         1,523
                                                  -----------   -----------   -----------   -----------
                                                       10,147            --        23,383        33,530
Participants' equity                                1,848,198     2,529,648     1,873,593     6,251,439
                                                  -----------   -----------   -----------   -----------
                                                  $ 1,858,345   $ 2,529,648   $ 1,896,976   $ 6,284,969
                                                  ===========   ===========   ===========   ===========




The accompanying notes are an integral part of these statements of financial condition.

- - - - - -2-




             Fund Information
- - - - - ---------------------------------------
                     December 31, 1992
- - - - - ---------------------------------------------------
Weyerhaeuser
  Company         Fixed
   Common         Income         Equity
 Stock Fund        Fund           Fund        Total
- - - - - -----------      --------       ---------    -------






 $ 777,952   $        --    $        --    $   777,952
        --     1,840,443             --      1,840,443

        --            --      1,292,506      1,292,506
 ---------   -----------    -----------    -----------
   777,952     1,840,443      1,292,506      3,910,901



    36,178        26,547         22,946         85,671
        --        17,015          5,392         22,407
        --        12,848              2         12,850
     3,718        41,813             --         45,531
 ---------   -----------    -----------    -----------
 $ 817,848   $ 1,938,666    $ 1,320,846    $ 4,077,360
 =========   ===========    ===========    ===========




 $     878   $    13,532    $    14,847    $    29,257
    22,407            --             --         22,407
        --            --             --             --
 ---------   -----------    -----------    -----------
    23,285        13,532         14,847         51,664
   794,563     1,925,134      1,305,999      4,025,696
 ---------   -----------    -----------    -----------
 $ 817,848   $ 1,938,666    $ 1,320,846    $ 4,077,360
 =========   ===========    ===========    ===========

                         NORPAC HOURLY 401 (k) PLAN

 Statement of Changes in Participants' Equity, with Fund Information for the
                                    Year
                           Ended December 31, 1993


                                                        Fund Information
                                          --------------------------------------
                                          Weyerhaeuser
                                            Company      Fixed
                                            Common      Income         Equity
                                          Stock Fund     Fund           Fund        Total
                                          ------------  ---------   ----------    -----------

Participants' equity at beginning of year  $   794,563  $ 1,925,134  $ 1,305,999  $ 4,025,696

Contributions:
   Participants                                165,985      500,354      462,916    1,129,255
   Employer                                    579,655           --           --      579,655
                                           -----------  -----------  -----------  -----------
                                               745,640      500,354      462,916    1,708,910
                                           -----------  -----------  -----------  -----------
Net investment income:
   Dividends and interest                       37,645      163,108           --      200,753
   Gain  on sale of investments                     --           --       13,941       13,941
                                           -----------  -----------  -----------  -----------
                                                37,645      163,108       13,941      214,694
                                           -----------  -----------  -----------  -----------


Realized gain on Weyerhaeuser
  Company common shares distributed
    for   participant  withdrawals                 461           --           --          461
                                           -----------  -----------  ------------ -----------

Unrealized appreciation
  of investments                               207,875           --      138,225      346,100
                                           -----------  -----------  ------------ ------------

Transfers between funds                         63,411      (18,656)     (44,755)          --
                                           -----------  -----------  -----------  ------------

Distributions:
   Participant withdrawals                      (2,311)     (37,558)      (1,612)     (41,481)
   Employer credits                                914           --           --          914
                                           -----------  -----------  -----------  -----------
                                                (1,397)     (37,558)      (1,612)     (40,567)
                                           -----------  -----------  -----------  -----------

Trustee  and  investment advisor fees               --       (2,734)      (1,121)      (3,855)
                                           -----------  -----------  -----------  -----------

Participants'  equity at end of year       $ 1,848,198  $ 2,529,648  $ 1,873,593  $ 6,251,439
                                           ===========  ===========  ===========  ===========




The accompanying notes are an integral part of this statement of changes in participants' equity.

- - - - - -3-

                  NORPAC HOURLY 401(k) PLAN

                  Notes to Financial Statements
                        December 31, 1993



Note 1. Synopsis of the Plan. The NORPAC Hourly 401(k) Plan (the Plan) was established effective January 1, 1989. Participation in the Plan is voluntary. Any hourly employee of the NORPAC facility who has completed at least one year of service, is eligible to participate in the Plan. Bankers Trust Company acts as trustee in accordance with a Master Trust Agreement dated January 1, 1992. The Plan is subject to the provisions
          of    the    Employee    Retirement   Security    Act    of    1974
          (ERISA).

          The   Plan   is   a   "qualified  cash  or  deferred   arrangement"
          (as that term is used in Section 401(k) of the Internal Revenue Code) which allows participants to designate at least 1 percent, but not more than 14 percent, of their wages to be contributed to the Plan by Weyerhaeuser Company (participant contributions). Employees are 100 percent vested in the employee contributions. Participant contributions may be suspended under certain circumstances at the participant's request. Beginning in April 1992, the Plan provides for a matching contribution to be made by Weyerhaeuser Company (the Company). The Company selects level of matching based on competitive trends in the industry, total compensation, profitability, expected payback in terms of improved productivity and employee relations and employee interest. The four possible company matching levels are as follows:

          (1) No match.
          (2) $.30 per $1.00 on the first 5% deferred.
          (3) $.50 per $1.00 on the first 5% deferred.
          (4) $.70 per $1.00 on the first 7% deferred.

          The    Company   contribution   was   initially   set   at    level
          (3). There was no Company matching prior to July 1992. Effective January 1, 1993, the company contribution was increased to level (4).

          Participants have the option to invest up to 100 percent of their contributions, in 25 percent increments, in any of three investment options:
          Weyerhaeuser common shares, fixed income fund and/or equity fund. The fixed income fund is comprised of cash and group annuity contracts. The equity fund is a portfolio of common stocks selected by an investment manager and maintained by the trustee with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

          If a participant has not separated from service, participant contributions can be withdrawn only after age 59-1/2 or upon financial hardship. Company matching contributions may be withdrawn two years after contribution to the extent vested.
- - - - - -4-

                        NORPAC HOURLY 401(k) PLAN

          Participants   who   have   separated  from   service   and   whose
          vested account balance exceeds $3,500 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. The non-vested portion of the participant's account is forfeited upon distribution of the account. At December 31, 1993, there were $581,276 vested account balances and $2,742 unvested account balances related to terminated
          employees    included    in   the   accompanying    statement    of
          financial condition.

Note 2.   Federal   Income   Taxes.   A  ruling  has   been   obtained   from
          the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the Internal Revenue
          Code   of   1986   (the   Code),  and  as  a  result,   is   exempt
          from federal income taxes under Section 501(a) of the Code. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the Code.

Note 3. Expenses. The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the record keeper and external auditing fees. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trustee out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. A fee is paid to the investment manager of the Fixed Income and Equity Funds out of the proceeds of those funds.

Note 4.   Cost   of   Securities.   Securities  in  both  the   Equity   Fund
          and the Weyerhaeuser Company Common Stock Fund are valued at market with costs accounted for on a weighted average basis. Realized gains and losses and unrealized appreciation and depreciation are computed on a current value basis.

Note 5. Participants in Each Fund. As of December 31, 1993, there were 332 participants in the Plan with 259 invested in the Equity Fund, 282 invested in the Fixed Income Fund and 329 invested in the Weyerhaeuser Company Common Stock Fund.

- - - - - -5-

                     NORPAC HOURLY 401(k) PLAN


Note 6.   Fair   Value of Investments.   The following methods   and
          assumptions were used to estimate the fair value of each class of financial instruments:

          Short-term       investments.        The       carrying       value
          approximates   fair   value   due  to   the   short   maturity   of
          those instruments.

          Group Annuity Contracts. The Plan's administrator has determined that it is not practicable to estimate the fair value of the Plan's group annuity contract holdings given the absence of a market for the trading of existing contracts. Information pertinent to the value of the group annuity contracts, as of December 31, 1993, is as follows:

                Issuer               Percent of Fund    Rates     Maturities
          -------------------------  ---------------   ---------  -----------------
          Commonwealth                    13.5%        6.6-8.6%   12/01/97-07/01/98
          Principle Financial Group       11.1%        5.4-8.2%   06/30/98-03/19/99
          Lincoln National                 8.4%        6.3-7.0%   05/07/97-01/31/98
          Hancock                          8.0%        5.9%       09/01/97
          Pacific Mutual                   7.0%        7.5%       10/15/98
          Equitable Life                   6.7%        9.3%       04/29/94
          Confederation Life               6.5%        7.0-8.9%   04/01/96-04/01/98
          Provident National Life          6.1%        7.5%       12/15/97
          Prudential                       5.6%        7.6%       01/31/99
          Metropolitan Life                5.5%        9.3%       06/30/94
          Morgan                           5.3%        7.7%       10/01/97
          Other                           16.3%        6.5-8.9%   06/15/96-04/22/00
                                        ---------
                                         100.0%
                                        =========

- - - - - -6-